

BY GAMERS. FOR GAMERS.™

The information in this part is only a Summary of the highlights of the prospective offer reserved to off-shore of the US, qualified investors pursuant to French Law. Prospective investors should read the entire Offering document subject to the necessary approvals, by the proper authorities in France, before making any decision to invest.

The securities offered will not be and have not been registered in the US under the securities act of 1933 and may not be offered or sold in the US absent registration or an applicable exemption from registration requirements.

Interplay Entertainment Corp

→ Company profile

→ Fallout brand

→ MMO market

→ Investment offer

→ Business model

→ Competitors

→ Key investment attractions

→ Assumptions & Projections

→ Earnings projections

CONFIDENTIAL

Interplay company profile

➡ Interplay, a Delaware corporation, was established in 1989 and has operations in Beverly Hills, California

➡ Interplay created numerous highly acclaimed titles for PC and consoles until 2003 and owns a number of very famous Intellectual Properties like: EarthWorm Jim, Fallout, Battlechess, MDK, Dark Alliance, Kingpin…

➡ Interplay trades on NASDAQ OTCBB under symbol: IPLY





The "Fallout" brand



The Fallout brand is a well recognized gaming brand by consumers.

There are several dedicated Fan sites around the world evidencing a loyal fan base estimated to be over 350,000 people (www.nma-fallout.com, www.duckandcover.cx, fanmadefallout.com, www.teamx.ru, www.nwsgames.net, nukacola.com, www.nuclearcleansing.com).



Due to the subject matter of a Post Nuclear Apocalyptic world resulting from the cold war (1945-1990), all consumers 20 and older will have some ties to Fallout and will be intrigued to find out in this Virtual world: "and what if the Nuclear war really had happened?"



CONFIDENTIAL

Massively Multiplayers OnLine market

➡ The MMOG market had 13 million paid subscribers as of June 2006* and the growth has accelerated in the past 3 years.

➡ It has grown from 5 million to 13 million in one year



Total MMOG Active Subscriptions

*Source:mmogchart.com

CONFIDENTIAL

Interplay: Fallout MMO Project

Preproduction Budget	$5,000,000.00
Production Budget	$40,000,000.00
Launch Budget	$30,000,000.00
Production Start	January 2007
Launch Date	July 2010

Interplay
BY GAMERS. FOR GAMERS.™

Investment offer

→ The Offer:

- ✓ This Prospectus proposes sale of Interplay Entertainment Corp common stock which will be admitted to trade on one of the Euronext exchange. Proceeds will be used for the production of a Massively Multiplayer On Line Game based on Interplay's Intellectual Property: Fallout (the "Fallout MMOG")

- ✓ The Fallout MMOG will be developed in the highly recognized Fallout post Nuclear Apocalyptic world giving consumers an ongoing virtual experience of today's life as if the cold war, which lasted for the best part of the second half of last century, had led to a nuclear disaster.

- ✓ The budget for the Fallout MMOG totals $75,000,000 and will be funded by Interplay, its development and distribution partners



Business Model

- The Fallout MMOG is a subscription based on line game.
- The market is global as players can access the servers from any country subject to localization.
- Consumers are purchasing or downloading a client application which connects to a "world" server and allows access if the subscription fees are current.
- Consumers will pay a recurring subscription fee or purchase usage based time cards to log into the game
- Return on investment is expected within the first 3 years

Interplay
BY GAMERS. FOR GAMERS.

Competitors

➡ There are few public competitors:

- ✓ NCSoft (Korea),
  - Lineage, Lineage 2, City of Heroes, City of Villains, Guild Wars

- ✓ Webzen (Korea)
  - Mu Online, Sun

- ✓ Shanda (PRC)
  - The Sign, The Age, Magical Land, The World of Legend,

- ✓ Vivendi Games/Blizzard (France/US):
  - World of Warcraft

Key Investment Attractions

➡ Interplay will effectively be the first MMOG pure play western public company

➡ Massively Multiplayer Online Gaming is the fastest growing interactive entertainment market growing from $3.4 billion in 2005 to over $13 billion in 2011 according to DFC

➡ Interplay fully owns its Intellectual properties

➡ Interplay's management was involved in the World of Warcraft project at Vivendi



Assumptions & Projections

→ **Assumptions:**

✓ Launch of Fallout MMO Q3 2010

✓ Reach 1 Million subscribers during the first year

→ **Projections:**

✓ Profitable Year 2

✓ Revenue of 160m$ per year after first

✓ Net Income of over 50m$ per year starting Year 3

CONFIDENTIAL

Interplay™
BY GAMERS. FOR GAMERS.™

Earnings Projections

Net Sales m$

200
175
150
125
100
75
50
25
0

2007 2008 2009 2010 2011 2012 2013 2014 2015





Calculation on a fully diluted basis

CONFIDENTIAL